UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DECIPHERA PHARMACEUTICALS, INC.

(Name of Subject Company)

TOPAZ MERGER SUB, INC.

a wholly owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Gyo Sagara

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan

Telephone: +81-6-6263-5670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jason T. Simon

Tricia Branker

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1000

McLean, VA 22102

Telephone: (703) 749-1300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 13, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Topaz Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent”) and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the Offer to Purchase dated May 13, 2024 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer expired at one minute after 11:59 p.m. New York City Time, on June 10, 2024. Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 76,413,423 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 88.25% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. Promptly after the expiration of the Offer, Merger Sub irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Merger Sub will promptly pay for all such Shares.

Following the acceptance of such Shares, the Merger was completed on June 11, 2024, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, each Share (other than (a) Shares held in the treasury of the Company, (b) Shares that at the commencement of the Offer were owned by Parent or Purchaser or any of their direct or indirect subsidiaries, (c) Shares irrevocably accepted for payment in the Offer, and (d) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) were automatically canceled and converted into the right to receive $25.60 in cash, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On June 11, 2024, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.”

ITEM 12.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(iv)*	Press Release issued by Ono Pharmaceutical Co., Ltd., dated June 11, 2024

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2024	Topaz Merger Sub, Inc.

	By:	/s/ Masayuki Tanigawa
Name: Masayuki Tanigawa
Title: President

Ono Pharmaceutical Co., Ltd.

	By:	/s/ Toichi Takino
Name: Toichi Takino, Ph.D.
Title: Representative Director, President and Chief Operating Officer